UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of September 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ___

On September 29, 2014, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release announcing the purchase of 60 EndoPAT™ devices and accessories from, and collaboration with, Itamar Medical Ltd. (TASE:ITMR) to include an assessment of endothelial, or arterial, function in the Company’s planned Phase IIb clinical trial of its drug candidate, aramchol, in Non-Alcoholic Steato-Hepatitis patients suffering from obesity and insulin resistance. The purchase price for the EndoPAT™ devices and accessories was approximately $750,000 and was contemplated in the Company’s use of proceeds with respect to such Phase IIb trial set forth in its registration statement on Form F-1 (File No. 333-193792), initially filed with the U.S. Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated September 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 29, 2014	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer